FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2005

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	Two company announcements made on May 9, 2005

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: May 10, 2005	By:	/S/ KENJI KINOSHITA
Kenji Kinoshita
Senior Executive Officer

3

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: May 9th, 2005
URL: http://www.komatsu.com/

Consolidated Business Results

for the Fiscal Year Ended March 31, 2005 (U.S. GAAP)

Consolidated Financial Highlights

(For the fiscal years ended March 31, 2005 and 2004)

Millions of yen & US dollars

except per share amounts

	2005			2004	Changes (2005-2004) Increase
	Yen	Dollar		Yen	Yen	(%)
Net sales	1,434,788	13,409		1,196,418	238,370	19.9%
Operating profit	101,923	953		65,926	35,997	54.6%
Income before income taxes, minority interests and equity in earnings	98,703	922		27,036	71,667	265.1%
Net income	59,010	551		26,963	32,047	118.9%
Net income per share (Yen & US cents)
Basic	¥59.51	55.6	¢	¥27.17	¥32.34
Diluted	¥59.47	55.6	¢	¥27.16	¥32.31
Return on equity	13.1%			6.6%	6.5%
Return on total assets	7.1%			2.0%	5.1%
Return on sales	6.9%			2.3%	4.6%

Notes:	1)	Consolidated financial information is prepared in accordance with generally accepted accounting principles (GAAP) in the United States of America.
	2)	The translation of Japanese yen amounts into US dollar amounts is included solely for convenience and has been made for the fiscal year ended March 31, 2005 at the rate of ¥107 to $1, the approximate rate of exchange at March 31, 2005.
	3)	Equity in earnings of affiliated companies:
2005: 939 millions of yen
2004: 247 millions of yen
	4)	The numbers of average common shares outstanding were as follows:
2005: 991,662,555 shares
2004: 992,483,580 shares
	5)	Accounting policies were not changed.
	6)	Net income per share above is based on the provisions of Statements of Financial Accounting Standards No.128, “Earnings per share.”
	7)	Operating profit stated hereafter is the sum of segment profit (net sales less cost of sales and selling, general and administrative expenses). It conforms to Japanese accounting principles, and does not represent consolidated operating profit under U.S.GAAP.
	8)	Return on total assets and Return on sales are calculated by using Income before income taxes.

Financial Position

(As of March 31, 2005 and 2004)

	2005	2004
Total assets (Millions of yen)	1,449,068	1,348,645
Shareholders’ equity (Millions of yen)	477,144	425,507
Shareholders’ equity ratio (%)	32.9	31.6
Shareholders’ equity per share (Yen)	481.27	428.73

Note:	The numbers of common shares outstanding as of March 31, 2005 and 2004 were as follows:
2005: 991,420,696 shares
2004: 992,488,276 shares

Cash Flow

(For the fiscal years ended March 31, 2005 and 2004)

Millions of yen

	2005	2004
Net cash provided by operating activities	121,369	117,290
Net cash used in investing activities	(37,731)	(40,931)
Net cash used in financing activities	(57,835)	(78,971)
Cash and cash equivalents, end of year	97,510	71,406

The Number of Consolidated Subsidiaries and Affiliated Companies Accounted for by the Equity Method

•	Number of consolidated subsidiaries : 141 companies

•	Number of companies accounted for by the equity method : 44 companies

Changes in Group of Entities

•	Consolidated subsidiaries

Added:	8 companies
Removed:	8 companies

•	Affiliated Companies accounted for by the equity method

Removed:	2 companies

Projections for the Fiscal Year Ending March 31, 2006

(From April 1, 2005 to March 31, 2006)

Millions of yen

	Net sales	Operating profit	Income before income taxes	Net income
The first half of fiscal year	750,000	55,000	47,000	33,000
The entire fiscal year	1,520,000	122,000	105,000	72,000

Notes:	1)	Forecast of net income per share (basic) of the entire fiscal year: 72.62 yen
	2)	Refer to “Management Performance and Financial Conditions” for preconditions of the projections for the fiscal year ending March 31, 2006 above and other related issues.

The Komatsu Group

(As of March 31, 2005)

Business Categories and Principal Products & Services

Construction and Mining Equipment

Excavating Equipment	Hydraulic excavators, mini excavators, and backhoe loaders

Loading Equipment	Wheel loaders, mini wheel loaders, and skid steer loaders

Grading and Roadbed Preparation Equipment	Bulldozers, motor graders, and vibratory rollers

Hauling Equipment	Off-highway dump trucks, articulated dump trucks, and crawler carriers

Forestry Equipment	Harvesters, forwarders, feller bunchers

Tunneling Machines	Shield machines, tunnel-boring machines, and small-diameter pipe jacking machines (Iron Mole)

Recycling Equipment	Mobile debris crushers, mobile soil recyclers, and mobile tub grinders

Other Equipment	Railroad maintenance equipment

Engines and Components	Diesel engines, diesel generator sets, and hydraulic equipment

Casting Products	Steel castings and iron castings

Industrial Machinery, Vehicles and Others

Metal Forging and Stamping Presses	Large presses, small and medium-sized presses, forging presses, and AC-servo presses

Sheet-Metal Machines and Machine Tools	Press brakes, shears, laser cutting machines, fine plasma cutting machines, and crank shaft millers

Industrial Vehicles and Logistics	Forklift trucks, packing and transport

Defense Systems	Ammunition and armored personnel carriers

Outdoor Power Equipment	Chainsaws, trimmers/brushcutters

Others	Commercial-use prefabricated structures

Electronics

Electronic Materials	Silicon wafers, polycrystalline silicon

Communications Equipment and Control Equipment	Network information terminals, LAN peripheral equipment, vehicle communication terminals

Temperature Control Equipment	Thermoelectric modules and temperature-control equipment for semiconductor manufacturing

Customers
Sales, Services and Systems
Komatsu Group
[Japan]
Komatsu Ltd. (Parent Company)
<Construction & Mining Equipment>
Komatsu Zenoah Co.
Komatsu Diesel Co., Ltd.
Komatsu Used Equipment Corp.
Komatsu Castex Ltd.
Komatsu Safety Training Center Ltd.
Komatsu Cummins Engine Co., Ltd.
Komatsu Hokkaido Ltd.
Komatsu Tokyo Ltd.
Komatsu Kinki Ltd.
Komatsu Chugoku Ltd.
Komatsu Nishi Nihon Ltd.
Komatsu Rental Tokyo Ltd.
Komatsu Rental Chugoku Ltd.
and other 48 companies
<Industrial Machinery, Vehicles and Others>
Komatsu Forklift Co., Ltd.
Komatsu Industries Corporation
Komatsu Machinery Corporation
Komatsu Logistics Corp.
Komatsu House Co., Ltd.
Komatsu Engineering Corp.
Komatsu General Services Ltd.
Komatsu Business Support Ltd.
QUALICA, Inc.
and other 29 companies
<Electronics>
Komatsu Electronic Metals Co., Ltd.
Komatsu Electronics, Inc.
KomatsuTriLink Ltd.
GIGAPHOTON, Inc.
[The Americas]
Komatsu America Corp.
Komatsu Latin-America Ltd.
<Construction & Mining Equipment>
Modular Mining Systems, Inc.
Komatsu Mexicana de C.V.
Komatsu do Brasil Ltda.
Komatsu Cummins Chile Ltda.
Cummins Komatsu Engine Company
and other 22 companies
<Industrial Machinery, Vehicles and Others>
Komatsu America Industries LLC
Komatsu Finance America Inc.
and other 4 companies
<Electronics>
Komatsu Silicon America, Inc.
Advanced Silicon Materials LLC
Solar Grade Silicon LLC
[Asia, Oceania and Africa]
Komatsu (China) Ltd.
Komatsu Australia Holdings Pty., Ltd.
<Construction & Mining Equipment>
Komatsu Asia & Pacific Pte Ltd
Komatsu Indonesia Tbk
Bangkok Komatsu Ltd.
Komatsu (Changzhou) Construction Machinery Corp.
Komatsu (Changzhou) Foundry Corp.
Komatsu Shantui Construction Machinery Co., Ltd.
Komatsu Australia Pty. Ltd.
Komatsu Southern Africa (Pty) Ltd.
L&T-Komatsu Limited
and other 7 companies
<Industrial Machinery, Vehicles and Others>
5 of manufacturing & sales companies
<Electronics>
Formosa Komatsu Silicon Corporation
[Europe]
Komatsu Europe International N.V.
<Construction & Mining Equipment>
Komatsu Europe Coordination Center N.V.
Komatsu UK Ltd.
Komatsu Hanomag AG
Komatsu Deutshland GmbH
Komatsu Utility Europe S.p.A.
Komatsu Italia S.p.A
Komatsu Mining Germany GmbH
Komatsu France S.A.
Komatsu Forest AB
and other 7 companies
<Industrial Machinery, Vehicles and Others>
Komatsu Finance (Netherlands) B.V.
and other 1 company
<Electronics>
Komatsu Silicon Europe N.V.
[Legend Symbols]
Consolidated Companies
Affiliated Companies Acounted for by the Equity Method
Supply of Products
Supply of Parts & Components
Supply of Primary Materials

Management Policy

1. Basic Management Policy

The cornerstone of Komatsu’s management is commitment to Quality and Reliability for maximization of its corporate value. This commitment is not limited to delivering safe and innovative products and services which incorporate the viewpoints of customers. Komatsu is continuing its efforts to enhance the Quality and Reliability of all organizations, businesses, employees and management of the entire Komatsu Group. It is the top management task of Komatsu to continue improving the Quality and Reliability of all these year after year.

2. Basic Policy for Dividends

Komatsu is building a sound financial position and flexible and agile corporate strength to increase its corporate value. Concerning cash dividends to shareholders, the Company maintains the basic policy of redistributing profits by first striving to continue stable dividends and then considering business results, payout ratio and other related matters in a comprehensive manner.

3. Stance on the Lowering of Trading Unit of Shares

Komatsu has a policy to decide on the trading unit of shares of the Company after considering the shareholder composition, liquidity, invested amounts and the like. The Company will continue to study the matter while closely monitoring developments on the stock market.

4. Goals of Management Indices, Mid to Long-Range Management Plan and Issues Ahead

For the fiscal year ended March 31, 2005, Komatsu achieved all management goals of the mid-range management plan “Move The World. KOMATSU 5-800” a year ahead of its original plan. The goals are ¥1,250 billion for net sales, ¥80 billion for operating profit, 5.0% for ROA and 1 or under for net debt-to-equity ratio.

Komatsu is accelerating its efforts to improve profitability as it works to attain operating profit ratio of 10% or higher as its next management goal.

Notes:	1)	Operating profit stated hereafter is the sum of segment profit (net sales less cost of sales and selling, general and administrative expenses). It conforms to Japanese accounting principles, and does not represent consolidated operating profit under U.S.GAAP.
	2)	ROA = Income before income taxes / ((Total assets at the beginning of the year + Total assets at the end of the year) / 2)
	3)	Net DER = (Interest-bearing debt - Cash and time deposits) / Shareholders’ equity
	4)	Operating profit ratio = Operating profit / Net sales

At the same time, Komatsu will make efficient use of management resources by facilitating a selective focus based on the criteria of technological advantage and profitability for all its businesses. Komatsu will also reinforce its competitive foundation through such measures as strengthening financial position, building on groups of employees with high morale and expanding a competition-based organizational framework. Furthermore, all employees of the Komatsu Group will work on his/her individual tasks by keeping the importance of compliance, safety and environmental conservation in mind.

1) Improvement of Profitability: Working to attain operating profit ratio of 10% or higher

The construction and mining equipment segment, Komatsu’s mainstay business, will first work to attain operating profit ratio of 10% or higher.

In the “Greater Asia” region where the Komatsu Group maintains a strong market position and can expect market expansion, the Group will double its efforts to reinforce its business operations including expansion of its customer support networks. In the United States and Europe, Komatsu will enhance its market position by introducing DANTOTSU (unique and unrivaled) products featuring unrivaled performance, in addition to expanding and strengthening its distributors. In Japan, Komatsu will continue its efforts to develop and expand a new IT-deployed business model for the rental equipment business. In the mining equipment market where strong demand should continue, Komatsu will reinforce its Repair and Maintenance (R&M) business in addition to expanding sales of equipment. Komatsu will also promote differentiation from competitors by developing an autonomous hauling system with off-highway dump trucks and taking other initiatives.

With respect to sales, Komatsu has a finance service, an important marketing tool of manufacturers, in the United States and Australia. Komatsu will introduce this service in other regions of the world. Concerning product development, Tier 3 emission standards will become effective in the United States and Europe in January 2006, calling for a substantial reduction of NOx. Komatsu is going to introduce new products which meet Tier 3 standards. While working to ensure successful market introduction by placing the top priority on maintaining and improving quality, Komatsu will also work to enhance profitability by setting appropriate prices for new models.

In the industrial machinery, vehicles and others segment, each group company will work to improve profits by promoting differentiation from respective competitors as it continues to introduce new products with unrivaled features. In the electronics segment, Komatsu will steadfastly improve quality and costs of the silicon wafer business in Japan and Taiwan. For both segments, Komatsu will also work to attain an operating profit ratio of 10% or higher.

2) Reform of Sales and Production Planning Procedures

The Komatsu Group will work to seize business opportunities and improve production efficiency by detecting any signs of demand change as soon as they surface and responding flexibly to them. By utilizing IT advantages such as its proprietary KOMTRAX machine operations management system, the Group will work to grasp market conditions around the world directly and promptly and promote Groupwide reforms of sales and production planning procedures.

To achieve optimal production on a global basis, Komatsu will centralize the management of operating conditions of plants around the world and equalize the volume of production for each plant. For Komatsu to achieve this, each plant needs to have top-level cost competitiveness in its respective region. To this end, Komatsu will promote optimal procurement and logistics reform on a global basis while improving production technologies.

5. Basic Stance on Corporate Governance and Progress in Implementation

(Basic Stance on Corporate Governance)

To become a company which enjoys an ever larger trust of all stakeholders by maximizing its corporate value, Komatsu is working to improve management efficiency, strengthen corporate governance, advocate corporate ethics and ensure sound management on a Groupwide basis.

To further improve transparency of the management to shareholders and investors, Komatsu discloses information in a fair and timely manner and actively engages in investor relations activities by holding meetings in Japan and abroad to explain business results.

(Current State of Progress Concerning Corporate Governance)

(1) Current Conditions Concerning Management Organizations Related to Decision-Making, Execution and Supervisory and Other Corporate Governance Functions

a. Organizational Framework

In 1999, Komatsu introduced the executive officer system and has since worked to separate management decision-making and supervisory functions within the confines of the law. At the same time, in addition to having reduced the number of members of the Board of Directors and appointed external directors and auditors, the Company has been promoting operational reforms of the Board through which Board members can discuss important management issues thoroughly and make decisions promptly in order to enhance the effectiveness of the Board.

The Board of Directors meets every month, discusses and makes resolutions concerning important matters and decisions on management policies of the Komatsu Group. The Board of Directors also supervises and oversees the execution of management duties by representative and other directors strictly. Two external directors are included in the Board of Directors (ten persons as of March 31, 2005) to ensure management transparency and objectivity.

With respect to statutory auditors (four persons as of March 31, 2005), Komatsu has consistently made sure that a half of them are represented by external auditors. Each auditor attends Board of Directors meetings and other important meetings and audits the execution of duties by directors. The Board of Statutory Auditors conducts appropriate auditing by meeting every month, making decisions concerning audit policies, duty assignments among themselves and hearing the conditions of execution of management duties from the directors.

In 1995, Komatsu established the International Advisory Board (IAB) to obtain objective advice and suggestions concerning Komatsu as a global company from internationally leading figures. IAB meets twice a year for opinion exchanges and discussions.

Concerning the compensation of directors, Komatsu established the Compensation Council with a majority of external experts in 1999 and has since utilized the results of discussions for revisions of the compensation system for directors.

Komatsu has entered into an audit contract with KPMG AZSA & Co. and receives audits of accounts of both non-consolidated and consolidated financial statements. Information concerning the public certified accountants who audited and other matters is provided below.

Partners Certified public accountants	Teruo Suzuki (2 continuous years of audits) Yoshiteru Yamamoto (2 continuous years of audits)

Audit firm	KPMG AZSA & Co.

Audit assistants	Certified public accountants: 3 persons Junior accountants: 6 persons Others: 3 persons

Komatsu has also entered into consultation contracts with a multiple number of law firms, receiving advice on important legal issues as needed, and thus works to reduce legal risks.

b. Current Conditions Concerning Compliance

Komatsu works to strengthen compliance so that each and every employee of the Komatsu Group observes the laws and regulations, correctly understands and implements the business rules stipulated in “Komatsu’s Code of Worldwide Business Conduct” (revised five times since its establishment in 1998). The Compliance Committee, established at the head office of Komatsu Ltd., is staffed by the President and CEO, other key officers and the representative of the labor union, with the auditors participating as observers. The Committee makes decisions on compliance-related policies, structure and other pertinent matters of the Komatsu Group, and discusses important matters. Furthermore, having assigned the duty of compliance to a director and established the Compliance Department, Komatsu ensures continuous management and guidance, and aggressively promotes activities designed to improve corporate ethics on a Groupwide basis. For example, the Company has established the Business Rule Consultation Office to promptly respond to consultation requests and reports from employees of Komatsu Group companies.

c. Current Conditions of Internal Control System

Komatsu is subject to controls requirements of the section 302 and/or 404 of the Sarbanes-Oxley Act of the United States of America, and is steadily improving the internal control system required for financial reporting and timely disclosure of information.

Komatsu also has a system to carefully control and supervise the management transparency and efficiency of Komatsu Group companies. Under this system, Komatsu appoints directors, executive officers and high-ranking employees of Komatsu Ltd. as directors and auditors of major Group companies in Japan and abroad, while they maintain their current positions at the Company.

With respect to internal audit, audit teams are formed under the leadership of the Internal Audit Department and joined by staff members of the Legal Department and compliance-related sections, and are working to strengthen compliance on a Groupwide basis.

d. Current Conditions of Risk Management

Under the basic policy of risk management, Komatsu safekeeps human, physical, financial, credit and all other resources related to corporate activities, works to identify a variety of risks surrounding companies and prevent and/or mitigate (or minimize) the impact, should a risk occur.

The Risk Management Committee devises Groupwide risk management policies, and checks and follows up on risk management measures in normal times. Should a risk surface, it establishes an emergency headquarters and conducts every possible activity to minimize the damage.

e. Reassessment of Director’s Remuneration System

In 2004, the Company reassessed the director’s remuneration system in order to link it more directly with business performance of Komatsu Group. Concerning the auditor’s remuneration, in light of his/her independence of management, Komatsu will discontinue the business performance-linked bonus and pay only the basic remuneration, starting with the payment in fiscal year 2006 ending March 31, 2006.

Komatsu will also reduce and phase out the retirement bonus system for directors and auditors.

f. Payments Made to Directors and Auditors as Remuneration for Fiscal Year ended March 31, 2005

Position	Number of persons paid	Amount paid (Millions of yen)
Director	10	326
Auditor	5	64
Total	15	390

Notes:	1)	The 135th general meeting of shareholders passed a resolution concerning the remunerations for directors and auditors as follows: monthly remuneration within ¥60 million for directors, and within ¥10 million for auditors.
	2)	In addition to the above, the Company has paid ¥21 million to a retired auditor as a retirement bonus.
	3)	In addition to the above, the Company has paid ¥156 million to directors and ¥14 million to auditors as bonuses as part of appropriation of profit.
	4)	There were 10 directors and 4 auditors as of March 31, 2005.

(2) Outline of Personal, Capital or Business Relationships or Other Vested Interests between the Company and External Directors and Auditors

Mr. Toshio Morikawa and Mr. Hajime Sasaki among all the directors of Komatsu are external directors as stipulated in Article 188, Paragraph 2, Item 7-2 of the Commercial Code, and neither of the two has any special vested relationship with the Company. Mr. Masahiro Yoshiike, one of the two external auditors, is Representative Director and Chairman of T&D Holdings, Inc., and Komatsu has a business relationship with TAIYO LIFE INSURANCE COMPANY, a subsidiary of T&D Holdings, in the form of receiving long-term loans and other matters.

Title	Name	Appointed	Current Position
External director	Toshio Morikawa	June 1999	Advisor, Sumitomo Mitsui Banking Corporation
	Hajime Sasaki	June 2003	Chairman, NEC Corporation

External auditor	Masahiro Yoshiike	June 1997	Representative Director and Chairman, T&D Holdings, Inc.
	Takaharu Dohi	June 1999	Attorney at Law

(3) Efforts Made to Improve Corporate Governance during Last Year

Response to the controls requirements of sections 302 and/or 404 of the Sarbanes-Oxley Act

In April 2004, Komatsu created the Internal Control Development Group which commenced preparation efforts as the exclusive project team for the Sarbanes-Oxley Act. With the Internal Control Development Group playing the leading role, all business units and Komatsu Group companies have worked together, making steady progress to meet the requirements of Sarbanes-Oxley Act. Overseas subsidiaries, under the leadership of regional headquarters, are also preparing to follow the Sarbanes-Oxley Act while considering the conditions of host countries.

Management Performance and Financial Conditions

1. Outline of Operations and Business Results

Consolidated business results of the Komatsu Group for the fiscal year under review renewed the record-high figures in both net sales and profits, registering the third consecutive year of improvements in the two figures. This growth is supported by business expansion of the construction and mining equipment and all other segments. At the same time, the Komatsu Group achieved all goals of the “Move The World. KOMATSU 5-800” mid-range management plan one year ahead of the original plan for the year ending March 31, 2006.

Goals in Figure of “Move The World. KOMATSU 5-800” and Results for the Year

	Results for the Year	Goals
Sales	1,434 billion yen	1,250 billion yen
Operating profit*	101 billion yen	80 billion yen
Return on assets (ROA)	7.1%	5.0%
Net debt-to-equity ratio	0.70	1 or under

Consolidated net sales increased 19.9 % over the previous year, to ¥1,434 billion (US$13,409 million, at US$1=¥107), demonstrating a renewal of record-high figures for the second consecutive year. In the construction and mining equipment segment, the Komatsu Group effectively capitalized on expanded demand worldwide, boosting sales in the world’s largest market of North America and other regions, except for China, where demand declined sharply from the previous year. In the industrial machinery, vehicles and others segment, sales of forklift trucks, industrial machinery and other products expanded against the backdrop of buoyant market conditions. In the electronics segment, both silicon wafer and polycrystalline silicon businesses increased sales over the previous year, while growth of the semiconductor market slowed in the second half period.

Operating profit* totaled ¥101.9 billion (US$953 million), up 54.6%, topping the ¥100 billion mark for the first time and setting another the record-high figure. Komatsu Group’s efforts to reduce production costs and increase sales prices coupled with expanded sales in all business segments offset the negative effects of skyrocketed prices of steel materials and increased expenses from boosted production, demonstrating further improvement of profitability.

Income before income taxes, minority interests and equity in earnings expanded by 3.7 times over the previous year, to ¥98.7 billion (US$922 million), reflecting improved non-operating income, including gains from the sales of land for the former Kawasaki Plant, in addition to increased operating profit. Net income for the year increased 2.2 times over the previous year, to ¥59.0 billion (US$551 million). Both income before income taxes and net income represent record-high figures.

Non-consolidated sales for the year increased 25.1% over the previous year, to ¥523.5 billion (US$4,893 million), supported by propelled exports of construction and mining equipment. Ordinary profit totaled ¥33.4 billion (US$312 million), up 67.6%, while net income for the year reached ¥17.0 billion (US$159 million), up 61.0% over the previous year. Both sales and profits improved for the second consecutive year on a non-consolidated basis.

Note*:	Operating profit stated above is the sum of segment profit (net sales less cost of sales and selling, general and administrative expenses). It conforms to Japanese accounting principles, and does not represent consolidated operating profit under U.S.GAAP.

Construction and Mining Equipment

Consolidated sales of construction and mining equipment climbed 22.9% over the previous year, to ¥1,061.1 billion (US$9,917 million), topping the 1 trillion mark for the first time, supported by increased sales in Japan in addition to expanded overseas sales. By region, sales in the Americas accelerated against the backdrop of burgeoning market conditions, surpassing Japanese sales for the first time.

Non-consolidated sales of construction and mining equipment for the year increased 26.8% over the previous year, to ¥457.9 billion (US$4,280 million).

Sales of Construction and Mining Equipment by Region (Geographic Origin)

Millions of yen

	2005 (A) 1USD=¥108 1EUR=¥136	2004 (B) 1USD=¥113 1EUR=¥133	Changes Increase (Decrease) (A)-(B)
Japan	271,497	260,708	10,789	4.1%
The Americas	310,809	228,531	82,278	36.0%
Europe & CIS	186,063	137,309	48,754	35.5%
Asia & Oceania	172,971	103,304	69,667	67.4%
China	40,516	75,321	(34,805)	(46.2%)
The Middle East & Africa	79,305	58,071	21,234	36.6%
Total	1,061,161	863,244	197,917	22.9%

<Japan>

Although private-sector capital investments increased moderately, public-sector investments continued to decline in Japan. Construction investments as a whole declined slightly from the previous year. However, exports of used Japanese equipment remained brisk to meet thriving overseas demand, which facilitated renewals of equipment centering on hydraulic excavators, resulting in continued increase in demand for new equipment in Japan. The Komatsu Group worked to increase sales prices and reinforce the service business based on the KOMTRAX system, while expanding sales of new machines. The Komatsu Group also worked to expand the used equipment business primarily through Komatsu Used Equipment Corp. and improve management efficiency of affiliated rental equipment companies. As a result, sales in Japan improved from the previous year.

<The Americas>

Sales in the Americas accelerated over the previous year, fueled by expanded demand for construction equipment against the backdrop of buoyant construction investments in the United States coupled with big growth in demand for mining equipment. In North America, under the leadership of Komatsu America Corp. (KAC), the Komatsu Group aggressively worked to expand sales of products, improve customer support capabilities and reinforce distributors. Also during the year, KAC’s Chattanooga Manufacturing Operation in Tennessee commenced production of articulated dump trucks to meet expanding sales backed by their excellent market evaluation. In Central and South America, sales of mining equipment remained strong, especially those of large dump trucks, resulting in a substantial gain in sales in these regions.

<Europe & CIS>

While demand stayed firm in Europe, the Komatsu Group carried out aggressive sales activities in concert with the market introduction of over 20 renewed and new models. Together with the positive effects of full-scale entry to the forestry equipment market by Komatsu Forest AB, European sales increased sharply over the previous year. In the Commonwealth of Independent States (CIS: former Soviet republics), sales expanded, centering on mining equipment and pipelayers for construction of pipelines for oil and natural gas. In particular, a long-term supply agreement with the government of Turkmenistan, which extends to 2010, creates a bright outlook for continuous large-lot orders for equipment. The Komatsu Group worked to improve customer support capabilities by opening a local office and training center.

<China>

The construction equipment market in China, which had expanded rapidly in the last few years, has slowed substantially since May 2004, adversely affected by the Chinese government’s credit-squeeze measures and consolidation of industrial parks. While the fall in demand stopped in the last half period, sales in China decreased from the previous year. The Komatsu Group responded promptly to this market change by analyzing real-time information concerning the operating conditions of KOMTRAX-equipped machines. The Komatsu Group also completed inventory adjustment at an early phase of the demand decline, and worked to secure profits by cutting back fixed costs and thoroughly managing credits. Under the leadership of Komatsu (China) Ltd., the Komatsu Group restructured its distributor network and broadened the product range of locally produced equipment, getting prepared for future market recovery.

<Asia & Oceania and the Middle East & Africa>

Sales in Asia & Oceania expanded substantially over the previous year, as the Komatsu Group captured expanded demand for mining equipment in addition to brisk demand for hydraulic excavators and other construction equipment. Especially in Asia, sales doubled over the previous year, supported by buoyant sales of mining equipment, including strong sales of dump trucks in Indonesia.

In addition to sales in Turkey, with its good economy, sales in the Middle East accelerated against the backdrop of thriving construction investments in oil producing countries with expanded revenues from increased prices of crude oil. Sales in Africa also made a substantial gain centering on mining equipment.

Industrial Machinery, Vehicles and Others

Consolidated sales of industrial machinery, vehicles and other products and services increased 10.1% over the previous year, to ¥266.4 billion (US$2,490 million).

On a non-consolidated basis, sales of large presses to automobile manufacturers expanded, supported by their aggressive capital investments, and sales of products to Japan’s Defense Agency increased, resulting in ¥65.6 billion (US$614 million), up 14.4% over the previous year.

Komatsu Forklift Co., Ltd. effectively capitalized on expanded demand in Japan and overseas, and stepped up sales for the year. The company launched the LEO-NXT-V series engine-driven models featuring improved operability.

Komatsu Industries Corporation also expanded sales for the year by capturing increased demand for medium-size presses to automobile manufacturers. At the same time, the company broadened the line of the Hybrid AC Servo Press series for which it continued to receive brisk orders, while incorporating the AC Servo mechanism to auxiliaries.

Komatsu Machinery Corporation continued to accelerate sales of crankshaft millers and other equipment to automobile manufacturers. The company also stepped up sales of LCD (liquid crystal display) manufacturing-related equipment to LCD makers.

Komatsu Zenoah Co. posted the record-high sales of agricultural and forestry equipment, especially brushcutters both in Japan and overseas. The company also introduced new products with original features, such as chainsaws with the Finger EZ mechanism for easy start-up.

Electronics

Consolidated sales from the electronics segment increased 17.5% over the previous year, to ¥107.1 billion (US$1,002 million) for the year.

Komatsu Electronic Metals Co., Ltd. focused its efforts to expand sales of high value-added 200mm silicon wafers, such as discrete wafers and wafers designed to meet micro processing needs for semiconductors, in Japan, Taiwan and China. As for 300mm wafers, the company made full use of its integrated production line at the Nagasaki Plant and worked to ensure high quality and expand sales. As a result, the company improved consolidated sales over the previous year. To meet projected demand growth for 300mm wafers, the company made capital investment to uplift its monthly production capacity to 75,000 pieces in Japan, and decided to start up a new integrated production line for monthly capacity of about 50,000 pieces at Formosa Komatsu Silicon Corporation, a subsidiary of the company in Taiwan.

Advanced Silicon Materials LLC (ASiMI) boosted sales of polycrystalline silicon and monosilane gas under buoyant market conditions. In view of the fact that ASiMI’s value has been enhanced by such market conditions and improved performance of the company, Komatsu Ltd. determined it is an appropriate time to sell the company. Komatsu has started negotiations for the formal contract with Renewable Energy Corporation AS, based on the basic agreement for the sale of 75% of Komatsu’s stake in the first half period of the fiscal year ending March 31, 2006.

2. Conditions of Consolidated Cash Flows

Net cash provided by operating activities increased by ¥4.0 billion over the previous year, to ¥121.3 billion (US$1,134 million), mainly due to further improvements of business results which covered an increase in working capital against the backdrop of expanded market demand. Net cash used in investing activities declined by ¥3.2 billion from the previous year, to ¥37.7 billion (US$353 million), reflecting aggressive investments made to expand production capacities and improve productivity in Japan and overseas which offset the proceeds from the sale of land for the former Kawasaki Plant. Net cash used in financing activities decreased by ¥21.1 billion from the previous year, to ¥57.8 billion (US$541 million), due to the continued reduction of interest bearing debt.

As a result, cash and cash equivalents totaled ¥97.5 billion (US$911 million) at March 31, 2005, an increase of ¥26.1 billion a year ago.

Trends of Cash Flow Indicators:

Fiscal years ended March 31, 2005, 2004 and 2003

	2005	2004	2003
Shareholders’ equity ratio (%)	32.9	31.6	30.3
Shareholders’ equity ratio at aggregate market value (%)	55.1	48.6	33.1
Years of debt redemption	3.6	3.9	10.9
Interest coverage ratio	10.8	7.9	3.3

Shareholders’ equity ratio: Shareholders’ equity / Total assets

Shareholders’ equity ratio at aggregate market value: Aggregate market value of outstanding shares of common stock/Total assets

Years of debt redemption term: Interest-bearing debt/Net cash provided by operating activities

Interest coverage ratio: Net cash provided by operating activities /Interest expense

3. Business Risks

Komatsu believes that, as an independent business entity, it must maintain its own management strategy and resources to win against the competition within a foreseeable scope based on available information.

The main business risks in the business environment surrounding the Komatsu Group are as follows:

1)	Economic and market conditions

The Komatsu Group is exposed to the risk of large fluctuations in products demand and Komatsu Group’s business environments depending on different local conditions in market, politics and economy, as the Komatsu Group operates globally.

2)	Foreign exchange fluctuation

The Komatsu Group is exposed to the risk of negative effects on its management performance due to currency fluctuations in consideration that 60% of total sales come from outside Japan. In addition, the risk of negative effects is caused by exchange fluctuations on comparative price of Komatsu Group’s products to that of foreign competitors’ and on import price of raw materials.

3)	Finance

The Komatsu Group is exposed to the risk of interest rate hike causing increases in interest payment for various borrowings and subsequent reduction in Komatsu Group’s overall profits. In addition, the risk of negative effects on Komatsu Group’s management performance and financial conditions is caused by increases in funding shortage and liabilities of Komatsu Group’s pension plans and a subsequent pension cost increase after fluctuations in market prices of marketable securities and interest rates in the financial markets.

4)	Competition

The Komatsu Group is exposed to the risk of decrease in its management performance, which are caused by decrease in Komatsu Group’s market share, sales and profits due to the intensification of market competition resulting from product launchings and/or price cut by competitors.

5)	Local restrictions

The Komatsu Group is exposed to the risk of negative effects on its management performance, which are caused by a cost increase after enactment of unfavorable new regulations in countries where the Komatsu Group operates, including import duties, quotas, currency restrictions and taxation.

6)	Environmental restrictions

The Komatsu Group is exposed to the risk of negative effects on its management performance, which are caused by additional expenses and capital expenditures required under new regulations where environmental restrictions are revised.

7)	Manufacturer’s liability

The Komatsu Group is exposed to the risk of negative effects on its management performance, which are caused by profit decrease due to costs for remedies in relation to Komatsu Group’s liability where a product failure results in an unpredictable accident.

8)	Business alliance

The Komatsu Group is exposed to the risk of negative effects on its management performance, which are caused by business failures of projects under corporate alliance with outside parties as a result of management and financial conflicts among the parties.

9)	Procurement, production and other matters

The Komatsu Group is exposed to the risk of negative effects on its management performance, which are caused by further rising and/or prolonging prices of raw materials worldwide, short supply of parts and materials, and other unpredictable problems in its development and production operations.

10)	Natural calamity

The Komatsu Group is exposed to the risk of negative effects on its management performance, when natural disasters, such as earthquakes and floods, occur in an unpredictable scale and give a devastating damage to one or more main business bases of the Komatsu Group.

4. Projections for the Fiscal Year ending March 31, 2006

For its mainstay business of construction and mining equipment, the Komatsu Group anticipates demand will continue to grow worldwide, such as the world’s largest market of North America and Southeast Asia, the Middle East and CIS where investments are projected to expand in energy-related sectors and infrastructure developments. The Komatsu Group also projects that sales of industrial machinery will continue to expand against the backdrop of aggressive capital investments by automobile manufacturers. The Komatsu Group will work to seize business opportunities in such market environments and implement important management tasks promptly and boldly.

While there are concerns over adverse factors such as further price hikes of steel materials and crude oil as well as drastic fluctuations in the foreign exchange market, the Komatsu Group will strive to renew its record-high consolidated sales, operating profit and net income for the year.

As of May 9, 2005, the Komatsu Group projects consolidated and non-consolidated business results for the year as follows.

1)	Consolidated

Net sales:	1,520 billion yen (up	5.9%)
Operating profit:	122 billion yen (up	19.7%)
Income before income taxes:	105 billion yen (up	6.4%)
Net income:	72 billion yen (up	22.0%)

2)	Non-consolidated

Net sales:	565 billion yen (up	7.9%)
Ordinary profit:	35 billion yen (up	4.7%)
Net income:	23 billion yen (up	35.0%)

Foreign exchange rates are premised at ¥105 to US$1 and ¥135 to EUR1 for the fiscal year ending March 31, 2006.

5. Redistribution of Profits for the Fiscal Year ended March 31, 2005

Komatsu Ltd. plans to set the year-end dividends per share at ¥6, based on its basic policy concerning redistribution of profits. The Company has already paid ¥5 per share for the interim dividends. Therefore, the Company plans to increase the annual dividends per share by ¥4 to ¥11 compared to ¥7 for the previous year.

Cautionary Statement

The announcement set forth herein contains forward-looking statements which reflect management’s current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured.

Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company’s principal products, owing to changes in the economic conditions in the Company’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving the Company’s objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of the Company’s research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.

Condensed Consolidated Balance Sheets

(As of March 31, 2005 and 2004)

Millions of yen

	2005	2004	Changes Increase (Decrease)
	(A)	(B)	(A)-(B)
Assets
Current assets:
Cash and cash equivalents	¥97,510	¥71,406	¥26,104
Time deposits	52	64	(12)
Trade notes and accounts receivable	397,684	354,184	43,500
Inventories	307,002	255,866	51,136
Other current assets	94,105	98,861	(4,756)

Total current assets	896,353	780,381	115,972

Investments	83,447	78,872	4,575

Property, plant and equipment - Less accumulated depreciation	366,660	367,361	(701)

Other assets	102,608	122,031	(19,423)

Total	1,449,068	1,348,645	100,423

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term debt (including current maturities of long-term debt)	214,577	152,925	61,652
Trade notes and accounts payable	266,112	218,911	47,201
Income taxes payable	12,234	12,957	(723)
Other current liabilities	149,576	135,039	14,537

Total current liabilities	642,499	519,832	122,667

Long-term liabilities	290,479	365,660	(75,181)

Minority interests	38,946	37,646	1,300

Shareholders’ equity:
Common stock	67,870	67,870	—
Capital surplus	135,792	135,675	117
Retained earnings	299,537	249,454	50,083
Accumulated other comprehensive income (loss) (*)	(21,485)	(23,794)	2,309
Treasury stock	(4,570)	(3,698)	(872)

Total shareholders’ equity - net	477,144	425,507	51,637

Total	¥1,449,068	¥1,348,645	¥100,423

	2005	2004	Changes Increase (Decrease)
(*)Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	¥(22,161)	¥(26,825)	¥4,664

Net unrealized holding gains on securities available for sale	18,605	15,491	3,114

Pension liability adjustments	(17,340)	(11,861)	(5,479)

Net unrealized holding gains on derivative instruments	(589)	(599)	10

Short & long-term debt	432,291	460,068	(27,777)

Condensed Consolidated Statements of Income

(For the fiscal years ended March 31, 2005 and 2004)

Millions of yen

	2005	2004	Changes Increase (Decrease)
	(A)	(B)	(A)-(B)%
Revenues and other
Net sales	¥1,434,788	¥1,196,418	¥238,370	19.9
Interest and other income	20,047	11,945	8,102

	1,454,835	1,208,363	246,472	20.4

Costs and expenses
Cost of sales	1,066,887	881,231	185,656
Selling, general and administrative expenses	265,978	249,261	16,717
Interest expense	11,209	14,915	(3,706)
Other expense	12,058	35,920	(23,862)

	1,356,132	1,181,327	174,805	14.8

Income before income taxes, minority interests and equity in earnings	98,703	27,036	71,667	265.1

Income taxes	36,044	(3,519)	39,563

Minority interests in income of consolidated subsidiaries	(4,588)	(3,839)	(749)

Equity in earnings of affiliated companies	939	247	692

Net income	¥59,010	¥26,963	¥32,047	118.9

Note:	Comprehensive income for the fiscal years ended March 31, 2005 and 2004 were 61,319 millions of yen and 36,150 millions of yen, respectively.

Consolidated Statements of Cash Flows

(For the fiscal years ended March 31, 2005 and 2004)

		Millions of yen

	2005	2004	Changes Increase (Decrease)
	(A)	(B)	(A)-(B)
Operating activities
Net income	¥59,010	¥26,963	¥32,047
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	69,020	69,863	(843)
Deferred income taxes	19,409	(23,873)	43,282
Net gain from sale of investment securities	(162)	(211)	49
Gain on sale of property	(11,269)	(2,198)	(9,071)
Loss on disposal or sale of fixed assets	4,311	7,611	(3,300)
Impairment loss on long-lived assets	4,200	19,051	(14,851)
Pension and retirement benefits, net	3,662	1,725	1,937
Changes in assets and liabilities:
Increase in trade receivables	(33,266)	(22,410)	(10,856)
Increase in inventories	(42,418)	(17,112)	(25,306)
Increase in trade payables	39,261	41,188	(1,927)
Increase (decrease) in income taxes payable	(721)	6,123	(6,844)
Other, net	10,332	10,570	(238)

Net cash provided by operating activities	121,369	117,290	4,079

Investing activities
Capital expenditures	(72,873)	(59,350)	(13,523)
Proceeds from sales of property	31,780	15,750	16,030
Proceeds from sales of investment securities	2,593	14,056	(11,463)
Purchases of investment securities	(4,690)	(4,308)	(382)
Acquisition of subsidiaries, net of cash acquired	(148)	(10,440)	10,292
Collection of loan receivables	17,485	7,988	9,497
Disbursement of loan receivables	(12,375)	(4,553)	(7,822)
Decrease (increase) in time deposits	497	(74)	571

Net cash used in investing activities	(37,731)	(40,931)	3,200

Financing activities
Proceeds from long-term debt	29,331	40,107	(10,776)
Repayments on long-term debt	(47,489)	(90,134)	42,645
Decrease in short-term debt, net	(19,924)	(12,839)	(7,085)
Repayments of capital lease obligations	(9,954)	(10,107)	153
Purchase of treasury stock, net	(872)	(43)	(829)
Dividends paid	(8,927)	(5,955)	(2,972)

Net cash used in financing activities	(57,835)	(78,971)	21,136

Effect of exchange rate change on cash and cash equivalents	301	(2,134)	2,435

Net increase (decrease) in cash and cash equivalents	26,104	(4,746)	30,850

Cash and cash equivalents, beginning of year	71,406	76,152	(4,746)

Cash and cash equivalents, end of year	¥97,510	¥71,406	¥26,104

Basis of Financial Statements (Consolidated)

1) Changes in group of entities

Consolidated subsidiaries

Added: 8 companies
Komatsu Kita-Hokkaido Ltd., Komatsu Fukuoka Ltd. and other 6 companies

Removed: (Liquidation) 3 companies
Komatsu Artech Ltd. and other 2 companies

Removed: (Merger) 3 companies
Komatsu Building Co., Ltd., Komatsu Kagoshima Ltd. and other 1 company

Removed: (Exclusion) 2 companies
NK Lease Ltd. and other 1 company

Affiliated companies accounted for by the equity-method

Removed: (Exclusion) 2 companies
Komatsu Shearing Co., Ltd. and other 1 company

2) Change of Accounting Policies: None

Business Segment Information

1. Information by Business Segment
(1) Sales and Segment Profit
(For the fiscal years ended March 31, 2005 and 2004)
					Millions of yen

	2005			2004
	Sales	Segment Profit	Segment Profit Ratio (%)	Sales	Segment Profit	Segment Profit Ratio (%)
Construction & Mining Equipment	1,076,360	78,427	7.3	872,987	53,908	6.2
Industrial Machinery, Vehicles and Others	329,951	16,857	5.1	287,231	11,251	3.9
Electronics	107,198	11,719	10.9	91,325	4,556	5.0
Subtotal	1,513,509	107,003	7.1	1,251,543	69,715	5.6
Corporate & Elimination	(78,721)	(5,080)	—	(55,125)	(3,789)	—
Total	1,434,788	101,923	7.1	1,196,418	65,926	5.5

Interest and other income		20,047			11,945
Interest expense		11,209			14,915
Other expenses		12,058			35,920
Consolidated income before income taxes, minority interests and equity in earnings		98,703			27,036

Note: Sales amount of every business segment includes inter-unit transactions as below:
	2005	2004
Construction & Mining Equipment	15,199	9,743
Industrial Machinery, Vehicles and Others	63,496	45,240
Electronics	26	142

Total	78,721	55,125

(2) Assets, Depreciation and Capital Expenditures

	Millions of yen

	2005			2004
	As of Mar. 31, 2005	For the fiscal year ended Mar. 31, 2005		As of Mar. 31, 2004	For the fiscal year ended Mar. 31, 2004
	Assets	Depreciation and Amortization	Capital Expenditures	Assets	Depreciation and Amortization	Capital Expenditures
Construction & Mining Equipment	979,087	46,630	64,547	897,163	44,469	56,345
Industrial Machinery, Vehicles and Others	215,679	7,612	10,980	215,668	9,205	8,649
Electronics	142,679	13,362	13,492	136,954	14,089	13,055
Subtotal	1,337,445	67,604	89,019	1,249,785	67,763	78,049
Corporate & Elimination	111,623	—	—	98,860	—	—
Total	1,449,068	67,604	89,019	1,348,645	67,763	78,049

2. Information by Region

(1) Sales and Segment Profit

(For the fiscal years ended March 31, 2005 and 2004)

Millions of yen

	2005			2004
	Sales	Segment Profit	Segment Profit Ratio (%)	Sales	Segment Profit	Segment Profit Ratio (%)
Japan	940,561	57,725	6.1	794,136	41,175	5.2
Americas	383,191	24,713	6.4	291,782	7,492	2.6
Europe	200,784	11,964	6.0	144,059	5,175	3.6
Others	221,467	13,456	6.1	196,918	14,667	7.4
Subtotal	1,746,003	107,858	6.2	1,426,895	68,509	4.8
Corporate & Elimination	(311,215)	(5,935)	—	(230,477)	(2,583)	—
Total	1,434,788	101,923	7.1	1,196,418	65,926	5.5

Note:	Sales amount of each region segment includes inter-segment transactions.

(2) Assets

(As of March 31, 2005 and 2004)

Millions of yen

	2005		2004
	Assets	Ratio (%)	Assets	Ratio (%)
Japan	1,014,317	70.0	996,641	73.9
Americas	340,270	23.5	300,400	22.3
Europe	125,891	8.7	99,100	7.3
Others	142,897	9.8	134,906	10.0
Subtotal	1,623,375	112.0	1,531,047	113.5
Corporate & Elimination	(174,307)	(12.0)	(182,402)	(13.5)
Total	1,449,068	100.0	1,348,645	100.0

3. Overseas Sales

(1) For the fiscal year ended March 31, 2005

Millions of yen

	Americas	Europe	Others	Total
Overseas sales	359,572	203,581	350,500	913,653
Consolidated net sales	—	—	—	1,434,788
Ratio of overseas sales to consolidated net sales (%)	25.1	14.2	24.4	63.7

(2) For the fiscal year ended March 31, 2004

Millions of yen

	Americas	Europe	Others	Total
Overseas sales	277,302	151,619	283,748	712,669
Consolidated net sales	—	—	—	1,196,418
Ratio of overseas sales to consolidated net sales (%)	23.2	12.7	23.7	59.6

Notes:	1)	Overseas sales represent the sales of the Company and its consolidated subsidiaries to customers in countries or regions other than Japan.
	2)	Area segments are separated by the geographic proximity. Main countries or areas of each segment above are as follows:
		a) Americas: North America and Latin America b) Europe: Germany, U.K. and CIS c) Others: China, Australia, and Southeast Asia

Consolidated Sales by Operation

(For the fiscal years ended March 31, 2005 and 2004)

Millions of yen

		2005		2004		Changes Increase (Decrease)
		Sales	Ratio (%)	Sales	Ratio (%)	Sales	(%)
Construction & Mining Equipment	Japan	271,497	18.9	260,708	21.8	10,789	4.1
	Overseas	789,664	55.0	602,536	50.4	187,128	31.1
		1,061,161	73.9	863,244	72.2	197,917	22.9
Industrial Machinery, Vehicles and Others	Japan	193,425	13.5	174,030	14.5	19,395	11.1
	Overseas	73,030	5.1	67,961	5.7	5,069	7.5
		266,455	18.6	241,991	20.2	24,464	10.1
Electronics	Japan	56,213	3.9	49,011	4.1	7,202	14.7
	Overseas	50,959	3.6	42,172	3.5	8,787	20.8
		107,172	7.5	91,183	7.6	15,989	17.5
Total	Japan	521,135	36.3	483,749	40.4	37,386	7.7
	Overseas	913,653	63.7	712,669	59.6	200,984	28.2
		1,434,788	100.0	1,196,418	100.0	238,370	19.9

Financial Instruments

(As of March 31, 2005 and 2004)

1. Derivative Financial Instruments

				Millions of yen

	2005			2004
	Contract, Notional Amounts	Carrying Amounts	Estimated Fair Value	Contract, Notional Amounts	Carrying Amounts	Estimated Fair Value
Foreign exchange contracts and option contracts	33,151	(1,216)	(1,216)	12,373	439	439
As of March 31, 2005
Purchase of foreign currencies The equivalent of yen 30,915
Sale of foreign currencies The equivalent of yen 62,195
Option contracts (Purchased) The equivalent of yen 1,871
As of March 31, 2004
Purchase of foreign currencies The equivalent of yen 30,238
Sale of foreign currencies The equivalent of yen 41,550
Option contracts (Purchased) The equivalent of yen 1,061
Interest rate swap, currency swap and Interest rate cap agreements	181,006	3,910	3,910	228,685	6,752	6,752

Note: Contract,	notional amounts of foreign exchange contracts and option contracts are net amounts (“sale” minus “purchase” plus “option contracts”).

2. Marketable Securities

	Millions of yen

	2005	2004
Investment Securities available for sale
Marketable equity securities
Cost	17,425	17,430
Fair value	50,185	45,016
Unrealized holding gains, net	32,760	27,586
Marketable debt securities
Cost	10	10
Fair value	10	10
Unrealized holding gains, net	0	0

Financial Highlights of the Parent Company

The following financial information is prepared based on the non-consolidated financial results of the parent company in accordance with generally accepted accounting principles and practices in Japan.

(For the fiscal years ended March 31, 2005 and 2004)

Millions of yen & US dollars

except per share amounts

	2005			2004	Changes (2005-2004) Increase
	Yen	Dollar		Yen	Yen	(%)
Net sales	523,592	4,893		418,686	104,906	25.1
Japan	212,631	1,987		200,608	12,022	6.0
Overseas	310,961	2,906		218,077	92,883	42.6
Operating profit	30,021	281		20,931	9,089	43.4
Ordinary profit	33,417	312		19,942	13,475	67.6
Net income	17,042	159		10,588	6,454	61.0
Net income per share (Yen & US cents)
Basic	¥16.91	15.8	¢	¥10.50	¥6.41
Diluted	¥16.86	15.8	¢	¥10.46	¥6.40

Notes:	1)	The translation of Japanese yen amounts into US dollar amounts is included solely for convenience and has been made for the fiscal year ended March 31, 2005, at the rate of ¥107 to $1, the approximate rate of exchange at March 31, 2005.
	2)	The numbers of average common shares outstanding were as follows:
		2005: 991,662,555 shares
		2004: 992,483,580 shares

Dividends

(For the fiscal years ended March 31, 2005 and 2004)

	2005	2004
Cash dividends per share (Yen) per annum	11.00	7.00

Financial Position

(As of March 31, 2005 and 2004)

	2005	2004
Total assets (Millions of yen)	777,297	755,988
Shareholders’ equity (Millions of yen)	473,675	462,185
Shareholders’ equity ratio (%)	60.9	61.1
Shareholders’ equity per share (Yen)	477.50	465.51

Note:	The numbers of common shares outstanding as of March 31, 2005 and 2004 were as follows:
2005: 991,420,696 shares
2004: 992,488,276 shares

Sales by Operation

(For the fiscal years ended March 31, 2005 and 2004)

Millions of yen

		2005		2004		Changes (2005-2004) Increase (Decrease)
		Sales	Ratio (%)	Sales	Ratio (%)	Sales	(%)
Construction & Mining Equipment	Japan	157,136	30.0	155,376	37.1	1,760	1.1
	Overseas	300,801	57.4	205,909	49.2	94,892	46.1
		457,938	87.5	361,285	86.3	96,652	26.8
Industrial Machinery, Vehicles and Others	Japan	55,494	10.6	45,232	10.8	10,261	22.7
	Overseas	10,159	1.9	12,167	2.9	(2,008)	(16.5)
		65,653	12.5	57,400	13.7	8,253	14.4
Total	Japan	212,631	40.6	200,608	47.9	12,022	6.0
	Overseas	310,961	59.4	218,077	52.1	92,883	42.6
		523,592	100.0	418,686	100.0	104,906	25.1

Projections for the Fiscal Year Ending March 31, 2006

(From April 1, 2005 to March 31, 2006)

Millions of yen

	Net sales	Ordinary profit	Net income
The first half of fiscal year	275,000	18,000	10,000
The entire fiscal year	565,000	35,000	23,000

Note: Forecast of net income per share (basic) of the entire fiscal year: 23.20 yen

Cash dividends per share (Yen)

Interim	Year-end	Total
7.00	7.00	14.00

(end)

For Immediate Release

Komatsu Ltd.
2-3-6 Akasaka, Minato-ku,
Tokyo 107-8414, Japan
Corporate Communications Dept.
Date: May 9, 2005
Tel: +81-(0)3-5561-2616
URL: http://www.komatsu.com/

Issuance of Share Acquisition Rights for Stock Option Scheme

Komatsu Ltd. presents the following notification of the resolution made at its Board of Directors meeting held on May 9, 2005. Pursuant to the provisions of Articles 280-20 and 280-21 of the Commercial Code of Japan, the Company will propose an agenda seeking authorization to issue share acquisition rights for the purpose of its stock option scheme to the 136th annual shareholders’ meeting to be held on June 24, 2005.

Comments

1.	Reasons for issuing share acquisition rights to non-shareholders on specially favorable terms:

To further raise the enthusiasm and morale of its directors, officers, employees and top executives of major subsidiaries, thereby improving its consolidated business results, the Company is going to issue the rights to acquire new shares at no cost to the persons mentioned above in the form of stock options. The amount to be paid in exercise of share acquisition rights shall be determined by the market price at the time of issuance as the standard as defined in 5) of 2 below.

2.	Terms of share acquisition rights issue

1)	Persons to whom share acquisition rights shall be granted

Directors, officers, employees of the Company and top executives of its major subsidiary companies

2)	Class and number of shares for share acquisition rights

Maximum of 1,620,000 common shares of the Company.

Pursuant to 3) below, in the event that the number of shares to be issued (or transferred from the Company’s treasury stock in lieu of thereof; hereinafter the same shall apply) upon exercise of share acquisition rights is adjusted, the maximum number of shares to be issued above mentioned shall be adjusted according to the change of the total number of shares due to such adjustment.

3)	Total number of share acquisition rights to be issued

Up to 1,620 rights.

The number of shares which qualifies as one share acquisition right shall be 1,000 shares. However, in the case the Company splits or consolidates its shares of common stock, the number of shares unused to exercise share acquisition rights shall be adjusted according to the following formula, whereby any fraction less than one share shall be omitted.

Adjusted number of shares = Pre-adjustment number of shares x Ratio of split (or consolidation).

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4)	Issue price of share acquisition rights

No consideration shall be paid.

5)	Amount to be paid in for exercise of share acquisition rights

The amount to be paid in for each share acquisition right shall be the amount obtained by multiplying the price per share issued upon exercising the share acquisition right (hereinafter to be referred to as “paid-in amount”) by the number of shares needed for each share acquisition right.

The paid-in amount shall be the amount obtained by multiplying the average closing price in the regular tradings of the shares of common stock of the Company on the Tokyo Stock Exchange for each day (excluding any trading days on which the closing price does not exist) of the month prior to the month of issue, by 1.05. Any fraction less than one (1) yen shall be rounded up to the nearest one (1) yen. However, the amount shall not be lower than the closing price of the Company’s common stock traded on the market on the day of issue of share acquisition rights.

Provided, however, in case the Company splits or consolidates its shares of common stock on or after the issue date, the paid-in amount shall be adjusted according to the following formula and any fraction less than one (1) yen shall be rounded up to the nearest one (1) yen.

Post-adjustment paid-in amount = Pre-adjustment paid-in amount x (1/Split (or consolidation) ratio)

If the Company issues new shares at a price that is lower than the market price (excluding the case of exercising the right for the stock option program), the paid-in amount shall be adjusted according to the following formula, and resultant figures under one (1) yen shall be rounded up to the nearest one (1) yen.

				No.of shares issued +	No.of new shares issued × Paid-in amount

Post-adjustment		Pre-adjustment			Market price per share
	=		×
paid-in amount		paid-in amount		No.of shares issued + No.of new shares issued

6)	Period during which the share acquisition rights may be exercised

From and including August l, 2006, to July 31, 2013. However, in case a person to whom the share acquisition right was granted deceased before the end of the period for exercise of the right, his or her heir shall exercise the right within 24 months from the day of death at the longest.

7)	Conditions for exercise of share acquisition right

(1)	Person to whom share acquisition right is granted shall be able to exercise the right, even after the person lost the position listed in 1) of this announcement, according to the terms of contract concerning the allocation of share acquisition right (hereinafter to be referred to as “share acquisition right contract”) to be concluded between the Company and the person based on resolutions made by this shareholders’ meeting and the Board of Directors of the Company.

(2)	In the case that a person to whom share acquisition right is granted deceased, his or her heir shall be able to exercise the right according to the terms of share acquisition right contract.

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8)	Cancellation of share acquisition rights and conditions thereof

In the case that any one of the following conditions is satisfied, share acquisition rights can be cancelled gratis.

(1)	In the case that the person to whom share acquisition right is granted pursuant to the provisions of the share acquisition right contract lost the right or when no use of the right was confirmed.

(2)	In the case that a merger agreement whereby the Company is deemed to become extinct was authorized.

9)	Restriction on transfer of share acquisition rights

Transfer of share acquisition rights shall require the approval of the Board of Directors of the Company.

10)	Arrangement at the time of share exchange or transfer

In the event that the Company chooses to exchange or transfer its stock to become a wholly owned subsidiary, it is possible to have the company which becomes the parent company through share exchange or transfer succeed the obligations of the Company concerning share acquisition rights.

11)	Other terms

Other terms concerning the granting and exercising of share acquisition rights shall be pursuant to the conditions specified in the share acquisition right contract.

Note:

Concerning the issuance of share acquisition rights, it is conditional on approval by the 136th annual shareholders’ meeting to be held on June 24, 2005. Details shall be decided in the form of resolutions at the Board of Directors meeting after approval by the shareholders’ meeting.

(end)

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